Exhibit 4.38

POWERS

I, the undersigned, André PAPON, Manager of SEREM, hereby give full powers to Mr Etienne WILHELM, Director for Africa-Madagascar in the Mining Investment Division of BRGM, to sign the new Establishment Convention awarded to SOMILO by the Government of MALI, in the name of SEREM.

[Signature]
Signed in ORLEANS, 30 March 1993

ESTABLISHMENT CONVENTION

BETWEEN:

The Government of the Republic of Mali, hereinafter designated the “State”, represented by the Minister of Mining, Industry and Energy Affairs, Mr KADARI BAMBA,

AND:

The Société des Mines de Loulo, a Limited Liability Company governed under the Law of Mali, with its head office in Bamako, hereinafter designated “Somilo”, represented by its shareholders, the Republic of Mali and the Société d’Etudes, de Recherches et d’Exploitations Minières (SEREM).

RECITALS:

Whereas the State and the Bureau de Recherches Géologiques et Minières, hereinafter “BRGM”, in an agreement dated 27 December 1978, established a mineral exploration syndicate for prospecting for deposits of gold, copper, tin and diamonds within the Kenieba and Kagaba exploration permit areas,

Whereas, following the work carried out by the syndicate, the State on the one hand and the partners in the syndicate on the other, have signed an Establishment Convention, dated 21 March 1983, hereinafter referred to as the “1983 Convention”,

Whereas, within the framework of the 1983 Convention, Somilo was established on 20 October 1988, following the discovery of the Loulo gold deposits, between SEREM (a fully owned subsidiary of BRGM) and the State,

Whereas Somilo is exercising its activities within the framework of the 1983 Convention and the shareholders of Somilo are bound by a Shareholders’ Agreement dated 7 November 1987 and by its Codicil dated 20 October 1988,

Whereas the shareholders of Somilo have, in pursuance of Article 21 of the 1983 Convention, signed an options and share transfer contract with BHP Minerals International Inc., hereinafter designated “BHP”, this contract being hereinafter referred to as the “Options Contract”, providing for the participation of 51 % by BHP in the authorised company capital of Somilo and its participation in the development and mining of the said deposits at Loulo,

Whereas, prior to the signature of the Options Contract, the State had asked the Somilo shareholders to adapt the tax and customs systems under the 1983 Convention, for the mining of the Loulo deposits, to the provisions of the Mining Code promulgated by Order N° 91-065/P-CTSP dated 19 September 1991, on the basis of Annexe 2 to the said Contract,

Whereas, furthermore, Article 6 of the Options Contract makes provision for the modification of the 1983 Convention, prior to BHP’s participation in Somilo, not only to subject Somilo to the tax and customs provisions of the Mining Code but also to adapt the conditions of the 1983 Convention and, possibly, the Syndicate Agreement and the Shareholders’ Agreement, to the conditions laid down by the shareholders of Somilo and BHP for BHP’s participation in Somilo.

Consequently, the State and Somilo, in accordance with the provisions of the Mining Code, have expressed their wish to conclude the present Establishment Convention which will govern development and mining activities of the Loulo deposits and which will replace the 1983 Convention with regard to the said activities of Somilo and which will define the terms and conditions applicable to BHP’s participation in Somilo and in the mining project of the Loulo deposits.

THE FOLLOWING HAS BEEN AGREED:

SECTION I - GENERAL PROVISIONS

ARTICLE 1 - INTERPRETATIONS

In terms of the present Convention and without prejudice to the provisions of Article 1 of the Order pertaining to the Mining Code, the following shall mean:

1.1	Shareholders’ Agreement: the agreement signed between the shareholders of Somilo on 7 November 1987 and its codicil dated 20 October 1988.

1.2	Syndicate Agreement: the agreement pertains to the constitution of a mineral exploration syndicate in Mali between the Government of the Republic of Mali and BRGM dated 27 December 1978 and all its codicils.

1.3	BHP: BHP Minerals International Inc. or any affiliated company which may be designated by BHP Minerals International Inc. to exercise its rights in the Project.

1.4	Mining Code: Order N° 91-065/P-CTSP of 19 September 1991 pertaining to the Mining Code of the Republic of Mali, Decree N° 91 – 277 / PM-RM of 19 September 1991 determining the implementation procedures for Order N° 91-065 referred to above, as well as Decree N° 91 – 278/PM-RM pertaining to the approval of the specimen Establishment Convention for the exploration and mining of mineral substances in the Republic of Mali.

1.5	Board of Directors: the managing body of Somilo envisaged by the provisions of the articles.

1.6	Convention: the present Convention, including all codicils or modifications to it and all its annexes.

1.7	DNGM: the National Directorate for Geology and Mining of the Republic of Mali or any body that may succeed it, exercising identical or similar functions.

1.8	The State: the Republic of Mali.

1.9	Feasibility Study: a report relating to the feasibility of the mining of a deposit of mineral substances within the area of the Mining Permit and setting out the proposed programme for this mining, which should include, by way of indication but without being limited to:

a)	an evaluation of the extent and the quality of the exploitable reserves of mineral substances;

b)	determining the possibility of subjecting the mineral substances to a metallurgical treatment;

c)	a socio-economic impact study of the project;

d)	the presentation of a mine construction programme giving details on work, equipment, plant and supplies required for commercial production of a potential ore body or deposit and the authorisations required with related estimated costs, accompanied by forecasts of expenses to be incurred annually;

e)	the drawing up of a plan relating to the marketing of the products, including envisaged points of sale, clients, conditions of sale and price;

f)	mining plan;

g)	an economic evaluation of the project, including financial forecasts of operating accounts and balance sheets, calculations of economic indicators (such as the internal rate of return (IRR), payoff period, net current value (NCV), recovery period, profits, results in foreign currency of the project) and sensitivity analysis;

h)	conclusions and recommendations with regard to economic feasibility and the programme decided on for starting commercial production, taking into account points a) to g) above;

i)	evaluation of and procedures for taking responsibility for the costs relating to the safety of the facilities and the population in the boundary areas of the protection zones;

j)	all other information that the Party drawing up the said feasibility study may consider useful to persuade any banking or financial institutions to undertake to lend the funds necessary for mining the said Deposit.

1.10	Mining: any operations that consist of extracting mineral substances from a terrain to dispose of them for utilitarian and/or commercial purposes.

1.11	Deposit: any ore body of mineral substances recognised by a Feasibility Study as being worth mining for commercial purposes.

1.12	Libor: the interbank interest rate offered in London, over a period of three (3) months, quoted by any international bank.

1.13	Mine:

a)	any shaft, open cast mine, tunnel, opening (whether underground or otherwise), made or constructed after the completion of a Feasibility Study and from which mineral substances have been or shall be removed or extracted by any process of any kind, in quantities greater than those required for sampling, analysis or evaluation;

b)	movable and other plant for the processing, transformation, storage and removal of mineral substances and waste, including residues;

c)	tools, equipment, machinery, fixed property, plant and improvements for the mining, transformation, handling and transport of mineral substances, waste and materials;

d)	housing, offices, roads, landing strips, electricity power lines, electricity production plants, evaporation and drying facilities, piping, railway lines and other infrastructure for the above purposes.

1.14	Development: All activities covering additional exploration work necessary for drawing up a Feasibility Study and putting in place the mining infrastructure.

1.15	Mineral substances: Gold, silver, lead, zinc, copper, cobalt and related substances as well as any other mineral substances.

1.16	Syndicate: The Mineral Exploration Syndicate in Mali established between the Republic of Mali and BRGM in the form of a joint venture company, the rules of which are governed by the syndicate agreement dated 27 December 1978 and its codicils.

1.17	Party: Somilo or the State; “Parties” shall mean Somilo and the State.

1.18	Mining Permit: the mining permit awarded by Decree 338/PRGM dated 8 December 1987.

1.19	Exploration Permit: the exploration permit awarded to the State and BRGM by Order N° 92/1899 dated 28 April 1992 under the name of the Kangaba/Kenieba Permit.

1.20	First Production: for Somilo, the date on which the first sale or delivery of Products occurs, either within the borders of Mali or by export, excluding any operations carried out by way of trial.

1.21	Products: all Mineral Substances extracted within the area covered by the Mining Permit for commercial purposes within the framework of the present Convention.

1.22	Programme of activities: a sufficiently detailed description of exploration activities to be undertaken and goals to be achieved by Somilo within the area covered by the Mining Permit.

1.23	Project: All activities as a whole relating to the Mining Permit area undertaken within the framework of the present Convention.

1.24	Operator: The manager of mining activities by virtue of an operating contract signed with Somilo.

1.25	Exploration: all surface studies, as well as surface or underground work carried out with a view to establishing the existence or the continuity of mineral indices which have been revealed, so as to conclude from them the existence of a deposit and to study the conditions under which they may be used for industrial purposes.

1.26	Affiliated Company: Any legal entity, association or “joint venture” or any form of undertaking which directly or indirectly controls a Party or is controlled by a Party, or is controlled by a physical person or legal entity which controls a Party. By the term “control” should be understood the direct or indirect holding of the power to influence or cause to influence the management and decision making by the exercise of voting rights.

1.27	Somilo: A limited liability company formed between the Parties, as of 20 October 1988.

ARTICLE 2 - PURPOSE OF THE CONVENTION

2.1	By explicit agreement between the State, BRGM, acting on behalf of its subsidiary SEREM and BHP, this Establishment Convention stands in place of the text pertaining to the modification of the 1983 Convention, as envisaged in Articles 6 and 7 of the Options Contract (Annexe A) which forms part of the present Convention and cancels the obligations laid down in Article 6 of the Options Agreement to conclude a codicil to the Shareholders’ Agreement of 7 December 1987.

2.2	The purpose of the present Convention is to establish the general, economic, legal, administrative, financial, tax and labour conditions under which Somilo shall carry out Development Work and the Mining of Deposits located within the Mining Permit area. As far as it concerns Somilo and its activity within the Mining Permit, the present Convention shall automatically replace the 1983 Convention, the Syndicate Agreement and the Shareholders’ Agreement.

2.3	The provisions of the present Convention shall apply to Somilo and equally to its sub-contractors for the execution of the programme of activities defined below.

2.4	The activities carried out by the Syndicate within the Exploration Permit, but outside the Mining Permit shall continue to be governed by the provisions of the 1983 Convention.

2.5	The present Convention is applicable to Somilo as well as to all its current or future shareholders.

ARTICLE 3 - COOPERATION OF THE ADMINISTRATIVE AUTHORITIES

The State hereby states its intention to facilitate, as far as is possible and by whatever means it deems appropriate, mining and marketing operations of the Products which Somilo may proceed with. In particular the State undertakes to grant all necessary authorisations and to undertake all actions for the transfer of the Mining Permit to Somilo.

SECTION II - DEVELOPMENT

ARTICLE 4 - PROGRAMME OF ACTIVITIES

As soon as this Convention comes into effect and the Mining Permit is transferred to Somilo, Somilo shall entrust to BHP the execution of the evaluation activities and studies referred to in the Options Contract.

For the execution of these activities, which shall last no longer than twenty-eight (28) months, BHP shall act as a sub-contractor to Somilo. BHP alone shall be responsible for the design, execution and financing of these studies and activities, subject to the provisions laid down in the Options Contract.

ARTICLE 5 - TAX AND CUSTOMS SYSTEMS APPLICABLE DURING THE DEVELOPMENT PHASE

As a sub-contractor of Somilo, BHP will benefit from the tax and customs system applicable to the exploration phase, in accordance with the Mining Code, and as defined in Articles 14 and 15 of this Convention.

SECTION III - MINING

ARTICLE 6 - INTERESTS OF THE PARTIES

The interests of the Parties in Somilo shall be as indicated in Article 3.7 of the Options Contract.

ARTICLE 7 - ORGANISATION OF SOMILO

7.1	In terms of the studies and activities to be carried out by BHP referred to in Article 4 above, BHP shall benefit, in accordance with the Options Contract, from exclusive options granted by the Somilo shareholders in order to acquire 51 % of the authorised company capital in Somilo. Should these options be exercised by BHP, in accordance with the Options Contract, the rules of organisation, functioning and management of Somilo will be modified by the Somilo shareholders in accordance with the following provisions:

7.2	For the period of the first option awarded to BHP in Article 1 of the Options Contract and while BHP has not yet acquired 20 % of the authorised company capital of Somilo, the provisions of the Somilo Articles shall not be modified, in particular with regard to the representation of shareholders in the administrative and management bodies of Somilo.

7.3	As from the acquisition of 20 % of the authorised company capital of Somilo by BHP, the Board of Directors of Somilo will consist of:

3 Board members for the Government

2 Board members for SEREM

2 Board members for BHP

7.4	From the date of BHP’s acquisition of the additional 31 % of the authorised company capital of Somilo, the following modifications will be made:

7.4.1	Articles

•	The Board of Directors will be extended to nine members with the posts divided as follows:

5 members for BHP

2 members for the Government

2 members for SEREM

•	The Government, SEREM and BHP will each appoint persons to the posts of members of the Board that are reserved for them. The Ordinary General Assembly shall take note of these appointments.

•	The Chairman of the Board of Directors and the Director General shall be appointed by the Board with a simple majority of votes of members who are present or who are represented.

•

Somilo will be dissolved at the expiry of the period determined in the Articles in the case one of its shareholders going into receivership, bankruptcy, or liquidation, subject to the other shareholders being entitled to decide by a majority to keep Somilo in existence.

•

For the proceedings of the Board of Directors to be valid, at least half of the members of the current Board should be actually present in person or represented, and amongst them there should be a member of the Board representing each of the shareholders.

•

Two Auditors shall be appointed by an Ordinary General Assembly of shareholders, one of whom shall be appointed by the Government and the other shall be chosen by joint proposal of the other shareholders.

•	Article 7.3 of the Articles shall be modified in order to make provision for the free transfer of shares in Somilo between Somilo shareholders.

7.4.2	Management

•

BHP shall become the operator for the development and mining of the Loulo deposits according to a management contract, in accordance with the specimen attached in Annexe B. This contract shall be subject to approval by the Board of Directors of Somilo, at the end of the meeting of the Extraordinary General Assembly held on the day of the transfer to BHP of the additional 31 % in the authorised company capital of Somilo.

•

BHP, acting within the framework of the management contract as mining operator, shall market, in its capacity as agent for Somilo, the total production under conditions to be specified in the said Management Contract.

•

The Board of Directors of Somilo shall consider and approve the Programmes of Activities and Budgets submitted by BHP, acting as Operator. The everyday management of the mine, in accordance with the management contract referred to above and with the Programmes of Activities and Budgets, shall fall under the sole competence and responsibility of the Operator.

7.5	No modification specified above shall be implemented if BHP does not exercise its first option and does not enter into the capital of Somilo. In the latter case, Somilo would continue to function according to the 1983 Establishment Convention, the Syndicate Agreement and the Shareholders’ Agreement.

ARTICLE 8 - FINANCING THE ACTIVITIES OF SOMILO

8.1	BHP shall carry out at its own expense any additional studies and activities over and above those that already exist, in a manner that is sufficiently detailed to allow Somilo shareholder to take the decision to start mining and to make the corresponding investments.

These activities, which in the first phase will include a minimum of 12 000 metres of drillholes will also include mining structures necessary for the evaluation of reserves at depth.

8.2	After Somilo has taken the decision to proceed with Mining the Loulo Deposits, Somilo will seek the financial means necessary to proceed with mining the Deposits, either in the form of a loan in the market or from one or other of its shareholders, in the form of advances or contributions to the capital.

8.3	There shall be no distribution of dividends if one or more shareholders have given advances to Somilo which have not yet been fully paid up at the time of the decision to distribute dividends.

ARTICLE 9 - RIGHT OF THE STATE TO MINE THE DEPOSIT ON ITS OWN

If the State considers that a new Deposit within the Mining Permit should be mined, it may ask Somilo to draw up a Feasibility Study on the Mining of this Deposit. Should Somilo be of a different opinion and consider that a Feasibility Study would not be justified, the State can carry out its own Feasibility Study and submit it to Somilo, indicating that it wishes to proceed with Mining. Somilo shall notify the State, within a period of ninety (90) days from the date of receipt by Somilo of the Feasibility Study, whether it wishes to participate in Mining the Deposit which is the subject of the said Feasibility Study. Should no response be forthcoming from Somilo within this period or should it return a negative response, the State shall be entitled to proceed on its own to Mining the said Deposit at its own expense and risk and no S.A. shall be established. The State, in this case, shall have a cash participation of 100 % in the Deposit thus mined.

ARTICLE 10 - PURCHASES AND SUPPLIES

Somilo and its Affiliated Companies and sub-contractors shall make use as far as possible of services and raw materials from sources in Mali and of products manufactured in Mali, insofar as these services and products are available at competitive conditions in terms of price, quality, guarantees and delivery periods.

ARTICLE 11 - EMPLOYMENT OF MALI STAFF

11.1	For the duration of the present Convention, Somilo, the Affiliated Companies and sub-contractors undertake the following:

a)	to give preference to Mali nationals with equal qualifications;

b)	to institute a training and promotion programme for Mali personnel in order to ensure that Mali nationals are used in all the phases of activities related to the present Convention;

c)	to provide housing for workers employed on the site under conditions of hygiene and health complying with regulations that are current or to be passed;

d)	to comply with health legislation and regulations as they appear from texts currently in effect or to be passed;

e)	to comply with labour legislation and regulations as they are set out in texts currently in force or to be passed and relating in particular to general labour conditions, with the remuneration system, the prevention of and compensation for occupational accidents and diseases, as well as professional associations and trade unions.

11.2	From the date of First Production of the first mine in the area covered by the Mining Permit, Somilo undertakes to contribute to:

a)	the establishment, extension or improvement of medical and educational infrastructure at a reasonable distance from the Deposit in line with the normal requirements of the workers and their families;

b)	organising, at a local level, leisure centres for its staff.

11.3	The State undertakes to award to Somilo, its Affiliated Companies and sub-contractors, any authorisations required to allow employees to carry out additional hours of work and to work at nights and during days that are normally public holidays or non-working days, in accordance with legislation currently in effect.

11.4	The State undertakes not to issue, with regard to Somilo, the Affiliated Companies or sub-contractors, or with regard to their personnel, any measures concerning labour or employment legislation that could be considered to be discriminatory in comparison with those that are imposed on other firms exercising a similar activity in Mali.

ARTICLE 12 - EMPLOYMENT OF EXPATRIATE PERSONNEL

12.1	Somilo and its Affiliated Companies and sub-contractors may, for their activities in Mali, employ expatriate personnel who, in the opinion of Somilo, may be necessary for the effective conduct and success of mining activities. The State shall facilitate the obtaining of the necessary permits and authorisations for these expatriate members of staff, including entry and exit visas, work permits and residence permits in accordance with current legislation.

12.2	The State undertakes, for the duration of the present Convention, not to cause nor to enact with regard to Somilo, its Affiliated Companies and sub-contractors, any measures restricting the conditions under which current or future legislation allows the following:

a)	the entrance, residence and departure of any members of staff working for Somilo and/or its Affiliated Companies and sub-contractors, and the families of these members, as well as their personal effects;

b)	subject to Article 10.1 above, the employment or dismissal by Somilo and/or its Affiliated Companies and sub-contractors, of persons of their choice irrespective of their nationality or the nature of their professional qualifications.

12.3	The State however reserves the right to prohibit the entry or residence of any nationals of countries that are hostile to the Republic of Mali and of any persons whose presence would be of such a nature as to compromise security or public order, or of any person who undertakes any political activities.

ARTICLE 13 - GENERAL GUARANTEES GIVEN BY THE STATE

13.1	The State hereby undertakes to guarantee to Somilo that all economic and financial benefits and tax and customs conditions laid down in the present Convention shall be maintained. No modification made in the future to any Mali law or regulation, and in particular the Mining Code, shall apply to Somilo without its prior written consent. Any more favourable provision that is enacted after the date of the present Convention, within the framework of generally applied legislation, shall be extended automatically to Somilo.

13.2	The State also guarantees to Somilo, its Affiliated Companies and sub-contractors and to any persons duly employed by them that they shall never in any way be subject to any de facto or de jure legal or administrative discrimination.

ARTICLE 14 - TAX SYSTEM

14.1	The tax system that is applicable to Somilo and its sub-contractors during the Development Period and subsequently the Mining Period shall be as follows:

14.2	From the date on which the present Convention comes into effect and for duration of the Development Period, Somilo and its sub-contractors shall be exempt from the exception of:

a)	the Employers’ Standard Contribution (CFE) at the rate in force on the date of signature of the present Convention (the basis being equal to the total gross sum of wages, salaries and pay of employees, including expatriate employees);

b)	the social welfare levies and contributions due for employees, including expatriate employees, as provided for in legislation in effect on the date of signature of this Convention;

c)	general tax on revenue due by employees;

d)	duties on vehicles except for on-site vehicles and other vehicles directly related to operations;

e)	stamp duties on import permits with regard to vehicles as well as tax on related insurance contracts, with the exception of on-site vehicles and or other vehicles directly related to operations;

14.3	the date of the First Production and for the first three years of production, Somilo and its Affiliated Companies and/or sub-contractors, as the case may be, shall be exempt from all taxes (including Tax on Services Rendered (CPS), subject to Article 14.3 (h), value added tax and duty on services rendered), duties, contributions or any other direct or indirect taxes that they may have to pay personally or for which they may be liable with the exception of:

a)	annual surface fee for mining authorisations and permits:

•	50.000 F/km2 per year;

b)	the Employers’ Standard Contribution (CFE) at the rate in force on the date of signature of the present Convention (the basis being equal to the total gross sum of wages, salaries and pay of employees, including expatriate employees);

c)	the social welfare levies and contributions due for employees, including expatriate employees, as provided for in legislation in effect;

d)	general tax on revenue due by employees;

e)	duties on vehicles except for on-site vehicles and other vehicles directly related to operations;

f)	stamp duties on intended imports with regard to vehicles as well as tax on related insurance contracts, with the exception of on-site vehicles and or other vehicles directly related to operations;

g)	Ad Valorem tax at a rate of 3 % of the value ex field. By value ex field should be understood the value of Products sold to the refinery less all refining costs or any other process or means of treatment necessary for the transformation of mineral substances into a commercial final product, commissions on marketing of the products, costs of transport, weighing, analysis, where applicable, which have not already been deducted by the purchaser;

h)	tax on Special Services Rendered on the sale of local mining products instituted by Act N° 91-32/AN-RM dated 18 February 1992 at a rate of 3 % of the value ex field as defined in Article 14.3 (g) above.

14.4	After the first three years of production coming from the Mining of a project that is the subject of the same mining permit, Somilo, its Affiliated Companies and sub-contractors shall be bound to pay the following, with regard to the Mining of the said project only:

a)	an additional surface fee for Mining Permits:

•	75.000 F/ km2 per year;

b)	an additional surface fee for mining authorisations:

•	50.000 F/ km2 per year;

c)	registration duties;

d)	stamp duties;

e)	tax on income from land and tax on mortmain assets subject to exemptions set out in the Mining Code;

f)	patent duties;

g)	housing tax set at a rate of 1 % of the payroll of all employees;

h)	the Employers’ Standard Contribution (CFE) at the rate in force on the date of signature of the present Convention, the basis being equal to the total gross sum of wages, salaries and pay of employees, irrespective of their current or future nationality;

i)	general tax on revenue due by employees;

j)	the social welfare levies and contributions normally due for employees, as provided for in current legislation;

k)	tax on profits at a rate of 45 % subject to Article 14.5 below:

l)	duties on vehicles, with the exception of heavy equipment and/or other vehicles directly related to mining operations:

m)

value added tax (VAT); with regard to domestic taxes on turnover, Somilo shall benefit from tax credits recorded in its favour by the application of the provisions of Article 513 of the General Code on

Taxation, governing the regulations of repayment of VAT or TPS to exporting companies. Should there be no reimbursement within a period of three (3) months, these reimbursable tax credits shall be used for the payment of other taxes and duties owing by the Company;

n)	duties on insurance contracts taken out with insurance companies residing in Mali;

o)	Ad Valorem tax at a rate of 3 % of the ex field value as defined in Article 14.3 above;

p)	tax on special services rendered on the sale of local mining products instituted by Act N° 91-32/AN-RM dated 18 February 1992 at a rate of 3 % of the ex field value.

No other direct or indirect tax, duty, contribution or levy of any sort, which is at present or which may in the future be levied by the State at any level whatsoever shall be payable by the Parties, Somilo, their Affiliated Companies or sub-contractors, for the duration of the mining period.

14.5	Notwithstanding the provisions of Article 14.4 (k), Somilo shall be exempt from tax on industrial and commercial profits for the first five years following the first production.

14.6	The net taxable profits of Somilo, subject to direct taxation at a rate of 45 % shall be determined according to the provisions of Articles 103 and 104 of the Mining Code, subject to the definitions and modifications set out below:

a)	the liabilities defined in Article 105 of the Mining Code shall consist of claims of shareholders and/or their Affiliated Companies against Somilo as well as claims of third parties;

b)	Somilo shall be authorised to post to the debit of the operating account any actual interest paid to third parties as well as to its shareholders and/or their Affiliated Companies.

c)	the depreciation rates applicable shall be those determined by texts in force on the date on which the present Convention is signed, and in particular Interministerial Decree N° 236 MF-MDITP of 23 January 1975.

Depreciation shall come into effect from the date of First Production for assets acquired before this date. Depreciation for assets acquired after First Production shall come into effect on the date on which the assets go into operation.

Depreciation posted in deficit years may be deferred for the purposes of calculation of net profits subject to the tax on profits. Amounts of deferred depreciation shall be deducted, after deduction of losses carried over, during the first tax year of Somilo that shows a profit and each following year that shows a profit.

Exploration and mining expenses which cannot be allocated to depreciable assets shall be capitalised and depreciated by linear calculation over the shorter of the following two periods: ten years or the estimated duration of Mining of the Mine;

d)	all technical assistance costs incurred by Somilo shareholders, as listed in Annexe B, shall be fully deductible for the calculation of the net annual profits that are liable for tax on profits. Somilo undertakes to supply the State with an annual certified attestation of the accounts in accordance with Article 104 (c) of the Mining Code.

e)	Somilo shall be authorised to carry forward for a period of five years all operating losses incurred after the First Production. For this purpose, operating losses shall mean the excess of all deductions specified in Article 104 of the Mining Code over all revenue referred to in Article 103 of the said Code.

14.7	In accordance with Article 96 of the Mining Code, the State guarantees to Somilo that it shall maintain the tax system subject to the provisions of Article 13.1 of the present Convention. For the duration of the validity period of the present Convention, no modification may be made to the rules concerning the tax basis, the collection of statutory duties and tariffs stipulated in the present Convention without the prior written consent of Somilo. For the duration of the validity period of the present Convention, Somilo shall not be liable for taxes, duties and contributions collected and cleared by the State where their creation is of recent date.

ARTICLE 15 - CUSTOMS SYSTEM

15.1	Somilo and its Affiliated Companies and sub-contractors shall benefit from the following customs advantages during the development phase and the first three years of production:

a)	The “PRORATA TEMPORIS” duty-free temporary admission system for instruments, machinery and equipment, heavy vehicles, commercial vehicles and other goods destined for re-export after exploration or mining activities;

b)	the common law system for private vehicles used for Somilo activities as well as any vehicle destined for private usage;

c)	exemption from all import taxes and duties (including the tax on the Rendering of Special Services (CPS) on imported good instituted by Act N° 91-32/AN-RM dated 18 February 1992 or any tax taking its place) payable on tools, chemical products, reagents, petroleum products, oils and lubricants for machinery necessary for their activities, computer equipment and accessories, communications equipment and accessories, spare parts (excluding those destined for private vehicles), materials and equipment, machinery and instruments destined for the operation of the mine and/or to form a permanen part of the mine. Somilo, its sub-contractors and the Operator shall submit to the Customs Service an annual provisional list of equipment, instruments and products to be imported which would be granted customs advantages. This list, which may be modified to take into account the progress of the project, should be approved by the National Directorate for Geology and Mining.

15.2	The expatriate staff of Somilo, its sub-contractors and the Operator shall, with regard to their personal effects, benefit from exemption from taxes and duties, including CPS or any other tax taking its place, for a period of six months from their initial establishment in Mali.

15.3	At export, the Products shall be exempt from all exit taxes and duties, all tax on turnover at export and all other duties levied at exit during the validity period of the present Convention. The proceeds of the sale of these exports shall not be liable to any direct or indirect tax and Somilo may dispose of the proceeds in foreign currency arising from such sales.

15.4	At re-export, the instruments and equipment that were used for carrying out exploration and mining activities shall be exempt from all exit taxes and duties, including CPS, which is normally payable, or any other tax taking its place.

15.5	15.5 In case of resale in Mali of an article that has been imported duty free in terms of the above provisions, Somilo and/or its Affiliated Companies and sub-contractors or their personnel shall complete all formalities required for this purpose and shall remain liable for all duties on articles thus resold. These articles shall be evaluated according to current legislative and statutory provisions in effect.

15.6	After the first three years of production, Somilo and/or the Operator and their Affiliated Companies and sub-contractors shall be liable for payment of the relevant customs duties and taxes applicable on the date of signature of this Convention, with the exception of those applicable to petroleum products, oils and lubricants necessary for the production of energy destined for the extraction, transport and processing of ore.

These petroleum products, oils and lubricants necessary for the production of energy destined for the extraction, transport and processing of ore shall remain exempt from all customs duties and taxes for the duration of the validity period of this Convention.

ARTICLE 16 - ECONOMIC SYSTEM

16.1	Subject to the provisions of the present Convention, the State, for the full duration of this Convention, shall neither cause nor enact, with regard to Somilo or its Affiliated Companies and sub-contractors, any measure involving a restriction on the conditions under which legislation in effect on the date of this Convention allows the following:

a)	free choice of suppliers and sub-contractors for the purchase of goods and services.

b)	the free import of goods, materials, supplies, machinery, equipment, spare parts and consumables (subject to the provisions of Article 15 above);

c)	free movement throughout Mali of the materials and goods referred to in the previous paragraph as well as all substances and any products obtained from exploration and mining activities;

16.2	The State undertakes to provide all permits and authorisations necessary for the exercise of the rights guaranteed in Articles 15 and 16 of this Convention.

16.3	Subject to the provisions of this Convention, Somilo shall be authorised to execute any contracts at reasonable prices from the point of view of the world market and to export the Products, as well as to market their products freely.

16.4	If, during the course or at the end of the mining operations within the framework of this Convention, Somilo should decide to terminate its activities, it shall not dispose of its plant, machinery and equipment to any third party before having given the State a prior option to acquire these goods at their estimated value at the time of the above decision.

These goods shall be evaluated in accordance with the legislative and statutory provisions in effect, by an expert appointed by mutual agreement.

16.5	Somilo and/or its Affiliated Companies and/or their sub-contractors shall be authorised to import duty-free any equipment and products that are directly or indirectly necessary for the project. For putting into effect the duty-free import procedure, not only conditions of quality and delivery times shall be taken into account but also the possibility of this equipment and these products being available on the local market at competitive prices.

ARTICLE 17 - FINANCIAL SYSTEM

17.1	Subject to the provisions of this Convention, the State guarantees Somilo, its Affiliated Companies and sub-contractors the following, for the duration of this Convention:

a)	free conversion and free transfer of funds destined for the settlement of any debt (principal and interest) in foreign currency with regard to foreign creditors and suppliers;

b)	free conversion and free transfer of all dividends and net profits for distribution to non Mali partners and of any sums allocated to the repayment of financing obtained from non Mali institutions and Affiliated Companies of Somilo, after payment of all taxes and duties stipulated by this Convention;

c)	free conversion and transfer of profits and funds from the liquidation of assets after the payment of all customs duties, levies and taxes laid down in this Convention;

17.2	In order to allow Somilo, within the framework of its activities, to defray expenses and to make payments to suppliers and creditors for goods and services purchased, to reimburse any loans taken out and to service dividends where applicable, Somilo is authorised by this Convention to pay the proceeds of its exports into an offshore account in US dollars or any other convertible currency.

17.3	The State, in terms of this Convention, authorises Somilo to open up an offshore bank account under the conditions set out in Annexe C. It also authorises Somilo to open an account in foreign currency in Mali.

17.4	The State further guarantees the free conversion and transfer abroad, by expatriate staff of Somilo, as well as their Affiliated Companies and subcontractors, of any savings made on their salaries or arising from the liquidation of investments made in Mali or the sale of their personal effects in Mali. In implementation of Article 6 of Act 89-12 AN-RM dated 9 February 1989, the State hereby authorised expatriate staff residing in Mali to open accounts in foreign currency in Mali or abroad.

ARTICLE 18 - ADMINISTRATIVE, MINING AND REAL ESTATE GUARANTEES

18.1	In terms of the conditions set out by the Mining Code, the State guarantees Somilo, both within as well as outside the boundary of the Mining Permit, the occupation and use of all terrain necessary for Mining the Deposit or Deposits which form the subject of the said mining Permit.

The occupation and utilisation of the said terrain shall not give rise to Somilo having to pay any taxes, duties, fees or levies other than those set out in the present Convention. At the request of Somilo, the State will proceed to re-settle any inhabitants whose presence on the said terrain would hinder Mining work. Somilo shall be bound to pay a fair compensation to the said inhabitants as well as for any deprivation of enjoyment or damage which its activities may cause to the holders of land titles, occupation titles, customary rights or any beneficiaries of any rights whatsoever.

18.2	Somilo shall be entitled, at its own costs, to cut wood necessary for its work and to take and use the said wood, earth, stone, sand, gravel, lime, gypsum and waterfalls and all other materials and elements which would be necessary to achieve the objectives of the present Convention, in accordance with legislation in force.

18.3	The Mining Code in force in Mali at the date of the present Convention, insofar as its provisions are not contrary to the Convention, shall govern the mining titles awarded or leased to Somilo for the duration of the validity of the present Convention.

ARTICLE 19 - EXPROPRIATION

The State hereby assures Somilo and its Affiliated Companies and sub-contractors that it has no intention of expropriating the mines nor of seizing any of their assets. However, if circumstances or a critical situation should require such measures, the State acknowledges that it shall be bound to pay compensation in accordance with international law for any interests that are infringed.

ARTICLE 20 - PROTECTION OF THE ENVIRONMENT

20.1	Somilo undertakes to:

a)	safeguard the environment and the public infrastructure allocated to their use for the full duration of the Convention,;

b)	repair any damage caused to the environment and to the infrastructure over and above normal wear and tear;

c)	comply strictly with the legislation in effect relating to dangerous waste, natural resources and the protection of the environment;

d)	rehabilitate excavated areas in accordance with international usage followed in the mining industry;

e)	comply with the provisions of the Code on Forestry, in particular those relating to clearing along banks and water courses and on slopes;

f)	put in place a water purification system for residue water from the Mine.

ARTICLE 21 - THE CULTURAL HERITAGE

In accordance with current legislation on the protection of the national cultural heritage, the Mining phase shall be preceded by an archaeological survey, undertaken at the expense of Somilo, conducted within the Mining Permit area, by the relevant sections of the Ministry of Cultural Affairs.

If, during exploration activities, any elements of the national cultural heritage, whether goods or movable or fixed assets should be revealed, the company undertakes not to move these objects and to inform the government authorities without delay. Somilo undertakes to participate, to a reasonable level, in the cost of saving these objects once a plan has been determined by mutual agreement between the State and Somilo.

ARTICLE 22 - TRANSFER, SUBSTITUTION, NEW PARTIES

22.1.	The shareholders of Somilo may, with the prior written consent of the other shareholder or shareholders, transfer to other legal entities who are technically and financially qualified, all or part of the rights and obligations that they have acquired by virtue of the present Convention, including their participation in Somilo. In this case, the transferees shall assume all the rights and obligations of the transferor as defined in the present Convention or arising from his participation as a shareholder in Somilo, the other shareholder or shareholders shall have a pre-emptive right, subject to Articles 22.5 and 22.6.

22.2	Article 22.1 shall not apply to the transfer by a shareholder of all or part of his rights arising from the present Convention or its participation in Somilo to an Affiliated Company.

22.3	The shareholders in Somilo, shall be free to substitute any Affiliated Company for themselves after having notified the State, for the purposes of executing the present Convention.

22.4	Should any Affiliated Company be substituted for one of the shareholders in Somilo, the transferring shareholder shall thus remain fully responsible for the execution of the obligations by the latter.

22.5	Share transfers between Somilo shareholders shall be freely permitted.

22.6	The transfer of Somilo shares to BHP by the current shareholders of Somilo as discussed in the Options Contract and Article 7 of the present Convention shall be freely permitted.

ARTICLE 23 - ARBITRATION

23.1.	The Parties undertake to:

a)	settle any disputes amicably with regard to the interpretation or application of the present Convention;

b)	in the case of a dispute or disagreement exclusively concerning technical aspects, to submit it to an expert acknowledged for his technical expertise, chosen jointly by the Parties, and who does not have the same nationality as them or any sort of link to them. A decision by this expert shall be given within 30 days of his appointment and shall be final and without appeal. Should there be any disagreement on the assessment of the nature of the dispute or disagreement, or should there be a disagreement between the Parties on the identity of the expert, a decision shall be given by arbitration in accordance with the provisions of Article 23.2 below.

The costs of the technical arbitration shall be shared equally between the Parties.

23.2.	Subject to the provisions of Article 23.1 above, any dispute or disagreement relating to the present Convention shall be settled by arbitration in accordance with the Convention on the Settlement of Investment Disputes between States and Nationals of Other States which came into effect on 14 October 1966 (hereinafter the “Arbitration Convention”).

In a case of arbitration such as this:

a)	the arbitration shall take place in Paris, unless the Parties decide otherwise;

b)	the arbitration shall take place in French with a translation into English; the applicable law shall be determined according to the provisions of Article 24;

c)	arbitration costs shall be for the account of the losing Party.

23.3.	For the purposes of arbitration the Parties agree that the operations to which the present Convention relates constitute an investment in the meaning of Article 25, paragraph 1, of the Arbitration Convention.

23.4.	If, for any reason whatsoever, the International Centre for the Settlement of Investment Disputes (ICSID) should declare itself incompetent or should refuse to undertake the arbitration, the dispute shall then be finally settled in accordance with the Arbitration Rules of the International Chamber of Commerce of Paris. The arbitration shall be done by a single arbitrator appointed by mutual agreement between the Parties. This arbitrator shall be of a nationality other than that of the Parties and shall have acknowledged experience in mining matters. Should the Parties not reach an agreement on the choice of arbitrator, the arbitration shall be done by three arbitrators appointed in accordance with the Arbitration Rules of the International Chamber of Commerce of Paris. The provisions of Article 23.2 above shall apply.

23.5.	The Parties undertake to carry out any decision given by the arbitrators without delay and renounce any resort to appeal. Approval of the decision for purposes of enforcement may be requested from any competent court.

ARTICLE 24 - APPLICABLE LAW

The law that is applicable to the present Convention shall be the law of the Republic of Mali.

The State hereby declares that the present Convention is authorised by the mining legislation of Mali. It is explicitly understood that for the full duration of its validity it shall constitute the Law applicable between the Parties, subject to compliance with other provisions of public order. It follows that the law of Mali in effect on the date of signature of this Convention shall be taken into account in the interpretation of the present Convention, only on a supplementary basis, and only insofar as the present Convention does not settle the issue finally.

ARTICLE 25 - DURATION

25.1.	The duration of the present Convention shall be a maximum period of 30 years from when it comes into effect. Should the period of Mining of a Deposit exceed the duration of the present Convention, the Parties undertake to apply for an extension, which can only be granted by a special act in accordance with Article 53 of the Mining Code.

25.2.	The present Convention shall come to an end before its normal term in the following cases:

a)	By written agreement between the Parties;

b)	In case of complete abandonment by Somilo of its mineral rights or in case these should be terminated in accordance with the provisions of the Mining Code;

c)	In case of filing for bankruptcy, going into receivership, liquidation of assets or any similar corporate procedures of Somilo or during the Mining Period.

ARTICLE 26 - COMING INTO EFFECT

The present Convention, which shall have force of law, shall come into effect after its signature by both Parties, and the promulgation of the Order or the Act approving the present Convention.

ARTICLE 27 - ANNEXES

Annexes A (the Options Contract), B (the Management Contract) and C (the Offshore Bank Account) form an integral part of the present Convention as well as all codicils.

ARTICLE 28 - MODIFICATIONS

28.1.	Any clause that is not included in the text of the present Convention may be proposed by either Party and shall be considered carefully. Each Party shall make every effort to reach a mutually acceptable solution, following which the said clause shall be the subject of a codicil which shall be ratified by the State and annexed to the present Convention.

28.2	The rights and obligations of the Parties arising from the present Convention seek to establish an economic balance between the Parties at the time of the signature of the said Convention If, during the execution of the Convention, very significant variations in economic conditions were to impose a burden that is significantly heavier on one or other of the Parties than those foreseen at the time of the signature of the said Convention, resulting in consequences that are unfair towards one or other of the Parties, it is agreed that the Parties will reconsider the provisions of the present Convention in a spirit of objectivity and honesty in order to restore the initial balance.

The present clause merely creates an obligation for the Parties to renegotiate the Convention with a view to possibly adapting it. Unless there should be an explicit agreement between the Parties, the Convention shall remain in effect and shall continue to produce its effects during such renegotiations.

ARTICLE 29 - NON-RENUNCIATION, PARTIAL NULLITY, RESPONSIBILITY

29.1.	In the absence of any explicit written renunciation, the fact that a Party has not exercised all or part of the rights awarded to it in terms of the present Convention shall under no circumstances constitute an abandonment of the rights that it has not exercised.

29.2.	If any of the provisions of the present Convention should be declared or deemed null and not applicable, as a whole or in part, for any reason whatsoever, this fact cannot annul the present Convention which shall remain in force.

29.3.	If a Party should consider itself seriously injured by this partial nullity, it may request a reconsideration of the relevant provisions of the present Convention. The Parties shall then make every effort to reach an equitable solution.

ARTICLE 30 - FORCE MAJEURE

30.1.

Should either of the Parties fail to perform any of its obligations laid down in the present Convention, other than obligations relating to payment or notification, it shall be excused insofar as this failure to perform the obligation is due to a case of force majeure. If the performance of an obligation affected by force majeure is delayed, the period stipulated for its performance, as well as the period of the Convention stipulated in Article 25 above, notwithstanding any provision to the contrary of the present

Convention, shall automatically be extended by a period equal to the delay caused by the occurrence of the case of force majeure. However, it is understood that neither the State, nor Somilo can invoke in their favour as constituting a case of force majeure, any act or action (or any failure to act) that is a fault on their part.

30.2.	In terms of the present Convention, the following shall be deemed a case of force majeure: any event, action or circumstance that is independent of the will of a Party, such as events of war or conditions attributable to war, insurrection, civil strife, blockade, embargo, strikes or other labour related conflicts, riots, epidemics, earthquakes, floods or other bad weather, explosions, fire, lightning, government actions, acts of terrorism. The intention of the Parties is that the term force majeure shall be interpreted in accordance with the principles and usage of international law.

30.3.	When either Party considers that it has been prevented from fulfilling any obligation because of a case of force majeure, it shall immediately notify the other Party of this impediment in writing, and provide reasons. The Parties shall take all measures necessary to ensure that the performance of the obligations affected by this case of force majeure continues as normal as soon as possible, subject to the fact that neither Party shall be obliged to settle any disputes with third parties, including labour disputes, unless the conditions are acceptable to it or unless the settlement is made compulsory following a final arbitration judgement or a decision by a competent legal court. The State undertakes to co-operate with Somilo to settle by mutual agreement any labour conflict that may arise.

ARTICLE 31 - REPORTS, ACCOUNTS AND INSPECTIONS

31.1.	Somilo undertakes the following, for the duration of the present Convention:

a)	to keep in Mali accurate, true and detailed accounts of its operations, accompanied by documentary proof making it possible to verify their accuracy. These accounts shall be open to inspection by the representatives of the State who are specially mandated for this purpose;

b)	to open for inspection by the duly authorised representatives of the State any accounts or records that may be abroad and that relate to its operations in Mali.

31.2.	Any information that Somilo may bring to the attention of the State in pursuance of the present Convention shall be considered as confidential and the State undertakes not to reveal its contents to any third party without having obtained the prior written consent of Somilo and its shareholders, which shall not be refused without valid reason.

ARTICLE 32 - SANCTIONS AND PENALTIES

In case of any failure to comply with any obligations arising from laws and regulations in force on the date of the signature of the present Convention, insofar as these laws and regulations apply to Somilo, the sanctions and penalties laid down by the same legislative and statutory texts shall immediately become enforceable, subject to the provisions of Article 13.

ARTICLE 33 - NOTIFICATIONS

Any communication or notification stipulated in the present Convention shall be made by registered letter with acknowledgement of receipt, by telefax or by telex confirmed by a registered letter with acknowledgement of receipt, as follows:

a)	any notification to the State shall be valid if sent to the DNGM at the following address:

Direction Nationale de la Géologie et des Mines

B.P. 223

Bamako (Mali)

Tel:	(223) 22.58.21 - Fax:	(223) 21.71.74
(223) 21.91.11

b)	any notification to Somilo shall be sent to the following address:

Somilo – BP 2019 – BAMAKO – Mali

Any change in address should be brought to the attention, in writing, of the other Party as soon as possible.

ARTICLE 34 - LANGUAGE OF THE CONTRACT AND SYSTEM OF MEASURE

34.1.	The present Convention has been drawn up in the French language. All reports and other documents drawn up or to be drawn up in pursuance of the present Convention shall be drawn up in the French language.

The translation of the present Convention into English is done with the exclusive aim of facilitating its application. Should there be a discrepancy between the French text and the English text, the French text shall prevail.

34.2	The system of measure that is applicable here shall be the metric system.

Signed in             , (date) 02 APRIL 1993

[Signature illegible]

Government of the Republic of Mali

[Stamp: MINISTRY OF MINES, INDUSTRY AND ENERGY AFFAIRS - THE MINISTER]

02 APRIL 1993
The shareholders of SOMILO
[Signature illegible]
For the Republic of Mali
[Stamp: MINISTRY OF MINES, INDUSTRY
AND ENERGY AFFAIRS - THE MINISTER]

For SEREM
[Signature illegible]
E. WILHELM